

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2011

<u>Via E-mail</u>
John H. Kispert
President and Chief Executive Officer
Spansion Inc.
915 DeGuigne Drive
P.O. Box 3453
Sunnyvale, California 94088

Re: Spansion LLC and co-registrants
Registration Statement on Form S-4
Amended on September 21, 2011
File No. 333-174593
Spansion Inc.
Form 10-K for the fiscal year ended December 26, 2010
Filed February 23, 2011
File No. 001-34747

Dear Mr. Kispert:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>We have recently transformed our business.., page 12</u>

1.   We note very limited revisions in response to our prior comment 6; therefore, we reissue the comment. Please provide appropriate discussion of the various risks related to your continued exposure to the wireless market, if material.

We cannot be certain that the Chapter 11 Cases…, page 14

2.   We note your response to our prior comment 8. However, please revise this risk factor to disclose that you are not able to quantify the market share loss experienced during the Chapter 11 Cases.

Exhibits

3.   We note your response to our prior comment 19. Please provide us with the form of the electronic instructions that the participants will send, including the form of the representations that the participants will be required to digitally affirm.

Exhibit 5.1

4.   We note your statement in response to prior comment 20 that clause (iv)(c) of the fourth paragraph has been deleted. Please file a revised opinion showing this deletion. Additionally, please provide further analysis as to why the assumption contained in clause (iv)(e) of the fourth paragraph is necessary. In this regard, please address whether the question of severability is fundamental to your ability to render an opinion on the legal and binding nature of the notes. Alternatively, please remove the assumption.

5.   We note your response to our prior comment 21. It continues to appear that the assumption contained in clause (c) of the fifth paragraph of the opinion is a conclusion that is fundamental to the opinion given. Accordingly, we re-issue the comment. Please also address specifically why you have not limited this assumption, given your reliance upon the certificate from the officers.

Form 10-K for the fiscal year ended December 26, 2010

6.   We note your response to our prior comment 35. However, please revise to describe the "guardrails" that were prepared by Semley Brossy. Additionally, please address how these "guardrails" were tied to competitive market practices and how you used these "guardrails" to determine the target grant levels for stock-based awards in 2009. Additionally, please address specifically how the target stock-based award levels in 2010 and the final stock-based award grants in 2010 were set for each named executive officer.

7.   Please amend this filing and your June 26, 2011 Form 10-Q to include the revised disclosures similar to the proposed disclosures included within your responses.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

-Results of Operations, page 52

8.   We note your response to prior comment 26. Please revise this filing and your June 26, 2011 Form 10-Q to also include a discussion of your historical results of operations related to the predecessor and successor periods for fiscal 2010 and for the three and six months ended June 27, 2010 consistent with Item 303(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551.3639 or Kaitlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or Daniel Morris at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (by c-mail):   Tad J. Freese, Esq. – Latham and Watkins LLP